UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	16 November 2015

Number	27/15

INCIDENT AT SAMARCO

A copy of the briefing statement by BHP Billiton CEO, Andrew Mackenzie to investors and analysts on the incident at the Samarco Mineração S.A (Samarco) iron ore operation in Minas Gerais, Brazil is attached.

The audio recording of the briefing and the transcript will be available on the BHP Billiton website.

Further updates will be provided when information becomes available.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

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Andrew Mackenzie, CEO BHP Billiton

Investor and analyst briefing statement

16 November 2015

Thank you for joining this call.

Everyone at BHP Billiton has been deeply affected by the terrible incident at the Samarco iron ore operation in Minas Gerais in Brazil just over a week ago. And we remain filled with sadness and concern for the community there.

I travelled to the region last week with Jimmy Wilson, our President of Iron Ore, and the devastation we witnessed on site and around the community was heart-breaking.

It was important to go there to learn more about the local situation and better understand how BHP Billiton can best help, both now and over the longer term.

We spent time with the Samarco workforce and management team and spoke with local mayors, state governors and the President. And we told them that they could be confident we will offer Samarco our full support in the response efforts.

Right now the immediate focus is on safety, rescue and humanitarian support and progress is being made in these areas.

Last week I heard stories of huge courage, heroism and commitment in the response effort. The courage and resilience of the workforce of Samarco, the communities and the responders in the face of this awful event truly inspires me.

Our priority remains the welfare of the workforce and the local community and I am encouraged by the support I saw Samarco providing. Samarco continues to provide food, water and emergency supplies to local communities. They also continue to work with the authorities’ efforts to supply clean water to the communities further downstream along the Doce River.

More than 600 people who lost their homes in this tragic accident have been placed in hotel or B&B accommodation. Samarco is now consulting each family to understand whether they would prefer to stay in hotels or move to rented housing. More than 300 potential rental properties were evaluated and these will be validated by the community before they move. The first families were transferred to rented accommodation over the weekend.

I’m also pleased to say that children from Bento Rodrigues and Paracatu return to school today with classes taking place in Mariana. Samarco have ensured they have the same teacher and classmates as before the accident to help with the adjustment.

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At BHP Billiton, we recognise that we have a responsibility to support Samarco and local authorities in the response effort and I assure you I am absolutely determined that we will fully play our part in that response.

BHP Billiton has a growing team on the ground – including geotechnical, disaster relief and humanitarian response experts, senior health and safety executives, environmental scientists and a number of other support staff. They will be working with Samarco, the communities, local authorities and the team from Vale to determine what additional resources we can provide to support local authorities and Samarco’s response effort over the longer term.

You would now know that both we and Vale have pledged to support Samarco in creating an Emergency Fund for rebuilding works – to help the affected families and communities. We are working with the authorities to ensure that this is established and is operational as soon as practicable.

Minimising the environmental impact of this incident is also a priority and an Environmental Recovery Plan is being developed by Samarco with the support of an external expert.

Samarco is continuing to monitor the impacted tailings facilities, including the Germano dam, and in conjunction with independent experts is developing a plan to reinforce the dam structures and stabilise the area.

Samarco’s Germano mining operations were immediately stopped following the incident and Samarco’s operating licence has been suspended. The operations will remain suspended as authorities commence investigations and rectification work plans are developed.

Samarco employees have been put on paid leave and options are being considered by Samarco for managing the workforce longer term.

Samarco, as the operator, will continue to update you on the situation, and support efforts. And we will also provide further updates as more information becomes available. However, in this context, I am sure you will understand that we do not yet have all the answers to your questions.

I want to reemphasise that we are deeply sorry to everyone who has and will suffer from this terrible tragedy. But please let me be very clear: we are 100 per cent committed to doing everything we can do to support Samarco as it works to rebuild the local communities and restore the environment.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 16, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary